AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2005

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Ltd. (the “Company”) for the quarter ended July 31, 2005 should be read in conjunction with the July 31, 2005 Financial Statements and the notes thereto. The effective date of this Management’s Discussion and Analysis (“MD&A”) is September 23, 2005. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward Looking Statements

Except for historical information, the MD&A may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Business Description

The Company’s principal business activities are the exploration and development of mineral properties. The Company holds mineral claims in the Yukon and British Columbia. The Company also holds a 49% equity interest in Cia de Minera Mexicana de Avino, S.A. de C.V., a Mexican corporation which owns the Avino Silver Mine, located in Durango, Mexico (“Avino Mine”).

Cia Minera

The Company commissioned a preliminary feasibility-study into the recovery of silver and gold from the Avino Mine tailings in Mexico. Production records and a 35 hole drilling program in 1990 indicate, for the oxide material from the open-pit, a historical two million tonne with assays of 88 g/t silver and 0.48 g/t gold. A scoping review earlier this year indicated a profit potential for reprocessing. There is also a further historical 3 Mt of sulphide tailings from the underground mine. The Avino Mine was closed in 2001 owing to low metal prices and smelter availability.

The tailings were accumulated between 1976 and 2001 when the Avino Mine was in production and Avino Silver and Gold Mines Ltd was a minority shareholder in Cía de Minera Mexicana de Avino, S.A. de C.V., the owners and operators of the mine.

Field work carried out June/July of 2004 included back-hoe test pitting from which samples are now under going detailed metallurgical testing.

The feasibility work is under the direction of Bryan Slim MBA, PEng of MineStart Management Inc. Bryan Slim, who is a qualified person under NI 43-101, carried out the earlier scoping review.

The Company has signed an agreement to acquire the remaining outstanding 51% of Cía Minera, subject to TSX Venture Exchange Approval, and will be issuing a qualifying report, which will include the findings of the preliminary feasibility work, in support of the acquisition.

Olympic Property

The planned drill program on the Company’s Olympic Property (“the Olympic Property”) was completed. The Olympic Property consists of 20 reverted crown grants, one 15 unit mineral claim and three fractions totaling approximately 662.5 hectares, located on the south side of Carpenter Lake, five kilometers northeast of Goldbridge in the Lillooet Mining Division, British Columbia, Canada, NTS 092J15. The Olympic Property is owned 100% by the Company.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2005

A trenching and drilling program, carried out on the Olympic Property in 1988 by Game and Sampson, outlined a very interesting area, the Margarita Zone, that warrants more work. In the Margarita Zone, hole OLY 88-4 returned 24 g/t gold over 0.85 metres (0.773 opt over 2.8’) within a much wider intersection of 8.2 g/t gold over 3.48 metres ( 0.264 opt over 11.48’). The true width of this zone is estimated to be 1.47 metres (4.9’). A large part of the zone is listwanite, indicating the potential for better grade mineralization immediately below this intersection. Hole OLY 88-6 cut the same zone 75 metres to the northwest and returned 4.26 g/t gold over 1.34 metres ( 0.137 opt over 4.4’) within an eight metre section (5.6 m [18.4’] true width) of mainly listwanite. The area of these intersections is approximately 50 metres off of the Gray Rock road and could be easily accessed for mining purposes by an underground ramp from the road.

Drilling in February and March of 2004 was unsuccessful in intersecting the Margarita Zone. Two further drill holes have been planned to test the Margarita Zone from the opposite direction. A hole was successfully drilled from this set-up in 1983 which tested the Leckie Zone, but did not penetrate far enough to test the Margarita Zone. If these holes are successful in confirming and extending the mineralization intersected in holes OLY 88-4 and 88-6, further work is planned to develop underground access to this zone. Mineralization developed by this work could be trucked 16 kilometers to the Bralorne mill for processing.

A drilling program was carried out on the Olympic Property in January, 2005 to test the Margarita Zone. Historic drilling on the Margarita Zone returned 24 g/t gold over 0.85 metres (0.773 opt over 2.8’) within a much wider intersection of 8.2 g/t gold over 3.48 metres ( 0.264 opt over 11.48’) in hole OLY 88-4. The true width of this zone is estimated to be 1.47 metres (4.9’). A large part of the zone is listwanite, indicating the potential for better grade mineralization immediately below this intersection. Hole OLY 88-6 cut the same zone 75 metres to the northwest and returned 4.26 g/t gold over 1.34 metres ( 0.137 opt over 4.4’) within an eight metre section (5.6 m [18.4’] true width) of mainly listwanite. The area of these intersections is approximately 50 metres off of the Gray Rock road and could be easily accessed for mining purposes by an underground ramp from the road.

Drilling in January of 2005 was unsuccessful in intersecting the Margarita Zone. One hole was drilled from the east to attempt to intersect the zone. This hole was abandoned at 21.3 metres because of bad ground conditions. No values of economic interest were returned from samples taken from the hole. Further trenching and drilling to evaluate targets further to the south outlined by Sampson and Game in 1988 are planned for the spring and summer of 2005.

The Company is also planning a drill program on its Aumax property, located 26 kilometres by road southwest of Lillooet. This program is planned to commence in the summer of 2005.

Minto Property

During the period ending July 31, 2005, the Company reported that the planned mechanized trenching program on the Company’s Minto Property (“the Minto Property”) was completed. The Minto Property consists of 17 UTM cells covering 346.539 hectares located on the north side of Carpenter Lake, five kilometers northeast of Goldbridge in the Lillooet Mining Division, British Columbia, Canada NTS 092J15. The Minto Property is owned 100% by the Company.

A mechanized trenching program was carried out on the Minto Property in June, 2005 to test the Minto North and Jumper zones, as recommended by C. Sampson, P. Eng. in 1988. Seven trenches were excavated totaling approximately 170 metres. Trenches were excavated, sampled, mapped and reclaimed, usually in a one day period. Chip samples from all the trenches returned values from anomalous to economic levels in gold. In particular, Minto Tr # 827 on the Minto north Zone averaged 14.76 g/t gold over 9.0 metres.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2005

The trend of the mineralized shear zone exposed by Trench # 827 is north south. Trench # 827 had to be excavated at approximately 30˚ to this trend due to rugged terrain. This means the true width of the zone is approximately 4.5 metres. Management is planning to drill test this zone during this summer’s exploration program.

The Minto Property covers rocks of the Permian Bridge River Terrane, largely Fergusson Group ribboned chert with minor basic volcanics. These rocks are cut by northwest trending regional scale precious metals bearing structures sub-parallel to the Fergusson and Cadwallader Structures which bound the Bralorne/Pioneer Mines. The structures on the property are approximately the same distance from the Upper Cretaceous-Tertiary granitic Bendor Intrusions as the Bralorne/Pioneer Mines. These mines are the largest past producers in the Canadian Cordillera (4.3 million ounces) and are presently being put back into production by Bralorne Gold Mines Ltd. The structures on the Minto Property are mineralized with gold and silver and have received considerable past work, including at least six adits.

Results of Operations

Three months ended July 31, 2005 (“Q2-2006”) compared with the three months ended July 31, 2004 (“Q2-2005”).

Operating and administrative expenses

Operating and administrative expenses totaled $143,625 for Q2-2006 compared with $139,622 for Q2-2005, an increase of $4,003. In Q2-2005 there were stock options granted to employees, directors and consultants of the Company which resulted in a stock-based compensation expense of $30,578 charged to operations compared to nil in Q2-2006. When the stock-based compensation is removed, the increase in operating and administrative expenses for Q2-2006 amounts to $34,581. This increase was a result of $23,869 more in professional fees, an increase of $16,812 in salaries and benefits and an increase in shareholder and investor relations expenses of $8,132. Offsetting these increases was a decrease in regulatory and compliance fees of $15,943. Professional fees were higher due to legal fees associated with completing SEC form 20-F filing requirements for each year dating back to 2001. Salaries and benefits expenses are higher because of increased staffing levels. Shareholder and investor relations increased due to increased public awareness activities such as advertising and trade show participation.

Loss for the period

The loss for the three months ended July 31, 2005 was $224,274 compared with a loss of $210,460 for the three months ended July 31, 2004. The increase in loss is mostly due to the same factors as noted above in addition to higher due diligence costs concerning Cia Minera. Due diligence charged to operations in regards to work performed on the proposed acquisition of the remaining 51% interest in Cia Minera, increased from $76,688 in Q2-2005 to $91,900 in Q2-2006, an increase of $15,212. Due diligence charged to operations in Q2-2006 is comprised of $22,148 for assaying, engineering, and metallurgical services, and $69,752 for advances to Cia de Minera on account of its operations compared to $nil for assaying, engineering, and metallurgical services and $76,688 for advances to Cia de Minera on account of its operations in Q2-2005. Interest income nearly doubled from $5,850 in Q2-2005 to $11,251 in Q2-2006 although approximately the same amount of cash was held in guaranteed investment certificates. The difference is attributed to the timing of when the interest income was recorded.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2005

Six months ended July 31, 2005 (“YTD-2006”) compared with the six months ended July 31, 2004 (“YTD-2005”).

Operating and administrative expenses

General and administrative expenses totaled $754,180 for YTD-2006 compared with $261,790 for YTD-2005, an increase of $492,390. The largest individual expense increase for the period is due to the recognition of stock based compensation for options to employees. The amount charged to operations in YTD-2006 was $486,100 compared to $61,156 in YTD-2005, a difference of $424,944. The remaining increase of $67,446 is due to increases in professional fees of $28,777, salaries and benefits of $21,287 and shareholder and investor relations of $27,307. Regulatory and compliance fees experienced a decrease of $16,806. The reasons for these changes are the same as those discussed for the three month period above.

Loss for the period

Loss for the six months ended July 31, 2005 was $906,232 compared with a loss of $406,467 for the six months ended July 31, 2004, for an increase of approximately $499,765. Higher operating and administrative expenses in YTD-2006 as discussed above accounted for $492,390 of the increase. An additional $172,467 was incurred in YTD-2006 compared to $163,099 in YTD-2005 with respect to due diligence work on the proposed acquisition of the remaining 51% interest in Cia Minera. Interest income remained fairly consistent with only an increase of $1,993 from $18,422 in YTD-2005 to $20,415 in YTD-2006.

Summary of Quarterly Results

	2005	2005	2005	2004	2004	2004	2004	2003
Period ended	Jul. 31 Q2	Apr. 30 Q1	Jan. 31 Q4	Oct. 31 Q3	Jul 31 Q2	Apr.30 Q1	Jan. 31 Q4	Oct. 31 Q3
	$	$	$	$	$	$	$	$
Loss	(224,274)	(681,958)	(218,801)	(189,442)	(210,460)	(196,007)	(158,226)	(176,527)
Loss per share	(0.02)	(0.06)	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)
Total assets	2,826,958	3,081,915	3,084,430	3,336,978	3,689,608	3,885,992	3,522,538	1,236,245

The losses have trended higher as a result of direct due diligence costs pertaining to the Cia Minera buy-out, as well as indirect management and overhead expenses attributable to the related higher lever of corporate activity and shareholder awareness. Stock-based compensation most notably impacts Q1-April 30, 2005 ($486,100) and to a lesser degree it effects Q4-January 31, 2005 ($20,384), Q2-July 31, 2004 ($30,578), Q1-April 30, 2004 ($30,578) and Q4-January 31, 2004 ($40,770). When stock-based compensation is excluded from the loss calculation, there is a clearer trend of losses gradually increasing from $117,456 in Q4-January 31, 2004 to $224,274 in the most recent quarter.

From the point where total assets were significantly increased due to private placement financing in Q4-January 31, 2004, the total assets have trended downward. There have not been any private placements since that period and all proceeds that have been generated since then have been from the exercising of warrants and stock options. Cash required to run operations has exceeded the proceeds gained since the last private placement hence the gradual decreasing of total assets.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2005

Liquidity and Capital Resources

The Company has cash of $2,001,090 and working capital of $2,007,650 as at July 31, 2005. The Company expended $27,820 in the latest quarter on geological, assay, and general services on its Olympic/Kelvin, Aumax, and Minto properties. New equity raised by the exercising of 126,920 share purchase warrants in the latest quarter was $66,301.

The Company has sufficient cash on hand at this time to finance planned exploration work on its mineral properties, and maintain administrative operations. Mineral development is capital intensive, and in order to re-commence operations at Cia de Minera Mexicana de Avino, S.A. de C.V., the Company may be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising new equity capital.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with related parties

During the six months ended July 31, 2005, the Company paid, or made provision for the future payment, of the following amounts to related parties:

i)
$91,185 for administrative services and expenses to a private company beneficially owned by the Company and a number of other public companies related through common directors. The total amount due from this company is $26,164;

ii)	$30,000 to a private company controlled by a Director for management fees;

iii)	$15,000 to a private company controlled by a Director of a related company for consulting fees;

iv)	$2,000 in fees to a private company controlled by a director of a related company for consulting fees.

An amount of $8,250 is due to a company with common directors in regards to exploration and development services provided to the Company and expenditures paid for by the related party on behalf of the Company.

The Company has an investment in Bralorne Gold Mines Ltd. consisting of 179,149 common shares and a value of $422,848 and in Levon Resources Ltd. consisting of 141,200 common shares and a value of $4,236. These companies are related by way of common directors and common management.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due to related parties are non-interest bearing, non-secured and due on demand.

Disclosure of Management Compensation

During the quarter, $15,000 was paid to the President for his services as director and officer of the Company and $3,094 was paid to the Secretary for her services as an officer of the Company.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED JULY 31, 2005

Changes in Accounting Policies

None

Outstanding Share Data

At July 31, 2005 there were 10,825,075 common shares outstanding.

The following is an analysis of outstanding share options:

Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options
$0.58	October 23, 2007	80,000
$1.20	October 21, 2008	370,000
$1.35	April 5, 2010	572,500
		1,022,500

The following is an analysis of outstanding warrants:

Exercise Price Per Share	Expiry Date	Number of Underlying Shares
$0.52	August 14, 2005	174,500
$1.58	December 19, 2005	1,955,450
		2,129,950

Subsequent Events

Subsequent to the period end, 174,500 share purchase warrants were exercised at a price of $0.52.

The Company has entered into a 12 month Investor Relations Agreement with Investor Relations Services Group John Mullen & Partners (“IRS”) to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totaling $18,000 plus expenses.